Compass Minerals 9900 W. 109th Street Overland Park, Kansas 66210 www.compassminerals.com 913-344-9200

VIA EDGAR

Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

January 28, 2015

RE:	Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 24, 2014
Response dated November 21, 2014
File No. 001-31921

Dear Mr. Reynolds:

Compass Minerals International Inc., a Delaware corporation (“Compass Minerals,” the “Company,” “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2014, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K ("Form 10-K") for the fiscal year ended December 31, 2013, filed February 24, 2014.  Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before our corresponding response. We respectfully reserve the right to change the wording of the example disclosures discussed below based on future changes in facts and circumstances.

Form 10-K for the Fiscal Year Ended December 31, 2013

1.	We note your response to comment 3 indicating disclosure is not necessary because your Mechanical Evaporation (ME) facilities are not material. Your stated basis for this materiality was these facilities account for 6 % of your total production capacity and these properties amount to less than 2% of your total reserves. We re-issue comment 3, in future filings please provide your estimates for the duration of salt recovery operations from these ME facilities or tell us why the ME facilities are not material. In this regard, an analysis based of the asset value of these ME facilities would appear appropriate to determine materiality. The asset valuation includes all production and processing facilities to the point of external sales.

Securities and Exchange Commission
Division of Corporation Finance

Response: The total asset values for all of the Company's ME facilities were 9.6% of its total asset values as of December 31, 2014.   No ME, individually, was more than 3% of the Company’s total asset values at any date.  Based upon this analysis, the Company continues to believe that its mechanical evaporation facilities are immaterial and it believes no additional disclosure is necessary.  In the future, if the total asset values for the Company’s ME assets exceeds 10% of the Company’s total asset values, it will disclose the range of the remaining years of production for its ME facilities.

2.	We note your response to comment 5 that your company has historically reported reserves as years of remaining mine life based on your current productive capacity and you believe this disclosure is more meaningful to your investors. The disclosure of the remaining mine life along with the annual productive capacity is allowed for those industrial minerals producers that have not prepared reserve estimates. Since you have reserve estimates, please disclose this information. We re-issue comment 5, please disclose the tonnage estimates for your proven and/or probable reserves associated with your mining for both conventional and in-situ properties.

Response: The Company acknowledges the Staff’s comment and will include tonnage estimates for its probable mineral reserves for the mining facilities.  As discussed in the Company's response to comment 1, above, the Company believes that any reserves associated with in-situ properties are immaterial and no further disclosure is currently warranted.

* * * * * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew J. Foulston
Matthew J. Foulston
Chief Financial Officer
and Principal Accounting Officer